March 1, 2026

JPMorgan Trust I

390 Madison Avenue

New York, NY 10017

Dear Sirs and Madams:

Each Fund Share Class listed in Schedule A may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”), as each Fund’s adviser, shareholder servicing agent and/or administrator, hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

/s/ Matthew J. Kamburowski
By: Matthew J. Kamburowski
Managing Director

Accepted By: JPMorgan Trust I

/s/ Timothy J. Clemens
By: Timothy J. Clemens
Treasurer

SCHEDULE A

JPMorgan Emerging Markets Equity Fund[i]	Class L
JPMorgan Europe Dynamic Fund[i]	Class L
JPMorgan Developed International Value Fund[i]	Class L

[i]	Expense limitation is in place until at least 2/28/27.

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